2Q 2017 Earnings Conference Call NYSE: INXN 2 August 2017 Exhibit 99.2

This document includes forward-looking statements. All statements other than statements of historical fact included in this document regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centres; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim,” “may,” “will,” “expect,” “anticipate,” “believe,” “future,” “continue,” “help,” “estimate,” “plan,” “schedule,” “intend,” “should,” “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements. In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things: operating expenses cannot be easily reduced in the short term; inability to utilise the capacity of newly planned data centres and data centre expansions; significant competition; cost and supply of electrical power; data centre industry over-capacity; and performance under service level agreements. All forward-looking statements included in this document are based on information available to us on the date of this document. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this document. This document contains references to certain non-IFRS financial measures, such as EBITDA, adjusted EBITDA, Recurring revenue, Adjusted net income and Adjusted diluted earnings per share. For definitions of these measures and a reconciliation of these measures to the nearest IFRS-measure, please refer to the appendix. The non-IFRS measure Revenue growth on an organic constant currency basis is reconciled in the footnotes within this document. Certain financial and other information presented in this document has not been audited or reviewed by our independent auditors. Certain numerical, financial data, other amounts and percentages in this document may not sum due to rounding. In addition, certain figures in this document have been rounded to the nearest whole number. Disclaimer

Strategic & Operational Highlights David Ruberg – Chief Executive Officer

Financial Execution Total revenue grew 16% Y/Y 16% Y/Y organic constant currency(1) Recurring revenue grew 14% Y/Y Adjusted EBITDA grew 15% Y/Y Adjusted EBITDA margin at 45.0% Capital expenditure of €56.4 million including intangibles Operational Execution Added 2,900 sqm of new equipped space Opened expansions in Marseille, Paris, Vienna and Copenhagen Remaining projects continue on schedule Announced new data centres in Frankfurt (FRA13) and Marseille (MRS2), and further expansion in Vienna Revenue generating space grew 16% Y/Y(2) Utilisation rate(2) at 81% 2Q 2017 Performance Connectivity, Content and Cloud Communities Drive Strong Growth Total revenue growth Y/Y: 16% reported, adjusted for: 1% FX headwind impact and 2% contribution of Interxion Science Park acquisition. Totals may not add due to rounding Excludes Interxion Science Park.

2Q Revenue €120.8 million Grew 16% Y/Y and 6% Q/Q 2Q Recurring revenue €113.4 million Grew 14% Y/Y and 5% Q/Q 94% of total revenue 2Q Adjusted EBITDA €54.3 million Grew 15% Y/Y and 6% Q/Q 2Q Adjusted EBITDA margin 45.0% 2Q 2017 Financial Highlights Adjusted EBITDA & Margin (€ millions) 45.9% 45.0% Margin 45.5% Revenue (€ millions) Non- recurring revenue Recurring revenue 104.0 105.3 110.5 113.9 44.6% 120.8 45.1% Strong Growth in Total Revenue, Recurring Revenue and Adjusted EBITDA

Equipped space of 117,000 sqm 2,900 sqm added in the quarter Revenue generating space of 95,000 sqm 5,200 sqm installed in the quarter 16% growth in revenue generating space Y/Y Utilisation rate of 81% 2Q 2017 Operational Highlights(1) Equipped & Revenue Generating Space (1,000’s sqm) 104.2 107.8 Available Equipped space Revenue generating space 79% 81% 78% Utilisation 78% 110.8 81.6 84.1 87.2 114.1 89.8 79% All figures exclude Interxion Science Park. 117.0 95.0 Communities of Interest Enhance Value and Drive Installations

Completed expansions: CPH2: ~300sqm MRS1: ~900 sqm PAR7: ~600 sqm VIE2: ~1,100 sqm Recently announced expansions: FRA13: 4,800 sqm new data centre MRS2: 4,300 sqm new data centre VIE2: further 2,300 sqm Expansions totaling over 15,000 sqm opening in 3Q 2017 through 2018 Expanding Facilities To Support Customer Demand Note: Totals may not add due to rounding. As of 2 August 2017. CapEx and Equipped Space are approximate and may change. CapEx reflects the total spend for the listed project at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year. Announced Projects With Current or Pending Expansions(1) (See Appendix for further information) Market Data Centre Project Project CapEx ( € millions) Equipped Space (sqm) Remaining Schedule Project Opened (1) Frankfurt FRA11 Phases 1 - 4 New Build 95 4,800 0 4Q17 – 2Q18 Frankfurt FRA12 Phase 1 New Build 19 1,100 0 4Q17 Frankfurt FRA13 Phases 1 - 2 New Build 90 4,800 0 4Q 2018 - 1Q19 London LON3 Phase 1 New Build 35 1,800 0 3Q18 Marseille MRS2 New Build 76 4,300 0 1Q18 – 3Q18 Stockholm STO5 Phase 1 New Build 11 500 0 3Q17 Vienna VIE2 Phases 1 - 8 New Build 109 6,500 4,200 4Q17 – 3Q18 Zurich ZUR1 Phase 3 (cont.) 1 400 0 3Q17

Communities Of Interest Deliver Significant Customer Value 11% 10% 10% Connectivity Providers Cloud Providers Systems Integrators Financial Services Digital Media / CDNs Enterprises 9% 31% 30% Data / End-user applications Platforms Note: Totals may not add to 100% due to rounding.

Financial Highlights Josh Joshi – Chief Financial Officer

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2Q 2017 Results

€ millions (except per share amounts)	2Q 2016	1Q 2017	2Q 2017	2Q 2017 vs. 2Q 2016	2Q 2017 vs. 1Q 2017
Recurring revenue	99.3	108.3	**113.4**	14%	5%
Revenue	104.0	113.9	**120.8**	16%	6%
Gross profit	64.4	69.9	**72.9**	13%	4%
Gross profit margin	61.9%	61.3%	**60.3%**	(160 bps)	(100 bps)
Adjusted EBITDA(1)	47.3	51.3	**54.3**	15%	6%
Adjusted EBITDA margin(1)	45.5%	45.1%	**45.0%**	(50 bps)	(10 bps)
Net income	9.2	10.8	**10.3**	13%	(4%)
EPS (diluted)	€0.13	€0.15	**€0.14**	12%	(5%)
Adjusted net income(1)	9.0	10.7	**10.1**	12%	(6%)
Adjusted EPS (diluted)(1)	€0.13	€0.15	**€0.14**	11%	(6%)

- Revenue grew 16% Y/Y and 6% Q/Q
  - Revenue on an organic constant currency basis grew 16% Y/Y and 5% Q/Q(2)
  - GBP approximately 9% of 2Q 2017 total revenue
- Gross profit margins impacted by elevated non-recurring revenue
- Recurring ARPU(3) was €403

(1) Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, and Adjusted earnings per share (diluted) are non-IFRS figures intended to adjust for certain items. Full definitions can be found in the "Definitions" section of this presentation. Reconciliations of Adjusted EBITDA and Adjusted net income to Net income can be found in the financial tables later in the appendix of this presentation.
(2) Total revenue growth Y/Y: 16% reported, adjusted for: 1% FX headwind impact and 2% contribution of Interxion Science Park acquisition. Q/Q: 6% reported, adjusted for: 0% FX headwind impact and 1% contribution of Interxion Science Park acquisition. Totals may not add due to rounding
(3) Recurring ARPU excludes Interxion Science Park.

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2Q 2017 Reporting Segment Analysis Revenue grew 11% Y/Y, 3% Q/Q 12% Y/Y and 4% Q/Q constant currency Recurring revenue grew 10% Y/Y, 3% Q/Q Adjusted EBITDA grew 11% Y/Y, 2% Q/Q Strength in Austria, Spain, and Sweden Note: Analysis excludes “Corporate & Other” segment. Total revenue growth Y/Y: 19% reported, adjusted for: 2% FX headwind impact and 3% contribution of Interxion Science Park acquisition. Q/Q: 8% reported, adjusted for: 0% FX headwind impact and 2% contribution of Interxion Science Park acquisition. Totals may not add due to rounding Double Digit Revenue and Adjusted EBITDA growth in Both Reporting Segments Revenue grew 19% Y/Y, 7% Q/Q 18% Y/Y and 6% Q/Q organic constant currency Recurring revenue grew 16% Y/Y, 6% Q/Q Adjusted EBITDA grew 16% Y/Y, 7% Q/Q Strength in France and Germany Revenue Adjusted EBITDA Adjusted EBITDA margin (€ millions) 55.8% 55.0% 53.9% 57.3% 58.3% 57.5% France, Germany, Netherlands & UK 54.7% 58.3% 54.7% 57.3% Rest of Europe (1) (1)

Disciplined Investments(1) 78% 79% 79% Utilisation 78% 72% of capex invested in Big 4 87% of capex invested in discretionary expansion projects Maintenance & other capex was 6% of total revenue Excludes acquisition of Interxion Science Park for €77.5 million in 1Q 2017. Inclusive of Intangibles. (1) 81% (2) Allocating Expansion Capital to Meet Demand in Six Markets

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Strong Balance Sheet

€ millions (except per share amounts)	30-Jun-17	31-Dec-16
Cash & Cash Equivalents	49.2	115.9
Total Borrowings (1)	777.7	735.0
Shareholders Equity	574.1	548.8
Total Capitalisation	1,351.8	1,283.8
Total Borrowings / Total Capitalisation	57.6%	57.3%
Gross Leverage Ratio (2)	3.8x	3.8x
Net Leverage Ratio (3)	3.6x	3.2x

- 5.5% blended cost of debt
- 2Q 2017 LTM Cash ROGIC 11%
- Leverage (pro forma for Interxion Science Park(4) acquisition):
  - 3.7x gross leverage
  - 3.5x net leverage
- Amended revolving credit facilities after close of 2Q
  - Extended maturities to the end of 2018
  - Increased total amount available to €200 million
  - €45 million drawn at 30 June

Increased Liquidity Provides Flexibility for Future Growth

(1) Total Borrowings = 6.00% Senior Secured Notes due 2020 including premium on additional issue and are shown after deducting underwriting discounts and commissions, offering fees and expenses + Mortgages + Financial Leases + Revolving facilities borrowings + Other Borrowings – Revolving facility deferred financing costs.
(2) Gross Leverage Ratio = (6.00% Senior Secured Notes due 2020 at face value + Mortgages + Financial Leases + Revolving facilities borrowings + Other Borrowings) / LTM Adjusted EBITDA.
(3) Net Leverage Ratio = (6.00% Senior Secured Notes due 2020 at face value + Mortgages + Financial Leases + Revolving facilities balance + Other Borrowings – Cash & Cash Equivalents) / LTM Adjusted EBITDA.
(4) LTM Adjusted EBITDA pro forma for Interxion Science Park.

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Disciplined Investments Drive Strong Returns


(• millions)
Q2 2017 LTM Returns
1,029
367
246
(9)
236
23%
Investments (3)
Revenue
Gross Profit
Maintenance Capex
Annual Cash Return
67% margin

- 34 fully built-out data centres(1)(2)
  - Space fully equipped
  - Some power upgrades yet to come
  - As of 1 January 2016
- 84,100 sqm of equipped space
- 82% utilisation
- 6% LTM constant currency recurring revenue growth
- 23% annual cash return

Attractive Cash Returns from Fully Built-Out Data Centres(1)

(1) *Fully built-out data centre: a data centre for which materially all equippable space is equipped as of 1 January 2016. However, note, future power upgrades can further increase the capacity of a fully built out data centre.*

(2) *34 fully built-out data centres as at 1 January 2016: AMS1, AMS3, AMS4, AMS5, AMS6, AMS7, BRU1, CPH1, DUB1, DUB 2, DUS1, FRA1, FRA2, FRA3, FRA4, FRA5, FRA6, FRA7, FRA8, FRA9, LON1, LON2, MAD1, MAD2, PAR1, PAR2, PAR3, PAR4, PAR5, PAR6, STO1, STO3, STO4 and VIE1.*

(3) *Represents total cumulative investments in Data Centre Assets, including freehold land and buildings, infrastructure and equipment, and Intangible assets including goodwill, as at 30 June 2017.*

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Business Commentary Outlook & Concluding Remarks David Ruberg – Chief Executive Officer

Expansions Highlight Locations with Growing Connectivity Proposition Interxion Presence Interxion campus Interxion campus with expansions announced on 31 July, 2017 Marseille Vienna Frankfurt Frankfurt Driven primarily by cloud providers but increasingly augmented by content providers Market leading connectivity, with over 600 networks accessible Marseille Transformed into one of the world’s key connectivity hubs Evolving from primarily a connectivity hub to attracting cloud and content platforms Vienna Connectivity hub serves as a key gateway market to Eastern and Central Europe Equipped Space in Vienna has almost doubled since 2014 Secular trends driving development of communities of interest: B2B cloud platforms expansion B2C content providers reach Strength of connectivity

Guidance for 2017 Revenue €468m – €483m Adjusted EBITDA(1) €212m – €222m Capital Expenditures(2) €250m – €270m Adjusted EBITDA is a non-IFRS measure intended to adjust for certain items. The definition of Adjusted EBITDA can be found in the “Definitions” section of this presentation. A reconciliation of net income to EBITDA and EBITDA to Adjusted EBITDA can be found in the financial tables later in the appendix of this presentation. Excludes the acquisition of Interxion Science Park for €77.5 million in 1Q 2017.

Questions & Answers

Appendix

Track Record Of Execution Note: Includes Interxion Science Park as of 24 Feb. 2017. CAGR calculated as 2Q17 vs. 2Q10. Big 4 % defined as percentage of total revenue from France, Germany, Netherlands, and UK reporting segment. Adjusted EBITDA margin calculated as Adjusted EBITDA divided by Revenue. CAGR(1) = 13% CAGR(1) = 16% Adjusted EBITDA Margin(3) 36% 39% 38% 38% 38% 39% 40% 42% 42% 41% 41% 43% 43% 43% 43% 43% 43% 43% 43% 43% 44% 44% 45% 45% 45% 46% 46% 45% 45% 45% Y/Y Growth 18% 19% 25% 23% 21% 19% 13% 16% 14% 13% 14% 13% 13% 13% 11% 7% 8% 9% 11% 15% 15% 14% 13% 12% 10% 9% 7% 10% 16% Big 4%(2) 60% 60% 60% 58% 60% 60% 59% 62% 61% 62% 62% 62% 63% 63% 62% 63% 63% 62% 63% 63% 63% 63% 65% 64% 64% 64% 65% 64% 65% 43 Consecutive Quarters of Revenue and Adjusted EBITDA Growth 120.8 54.3

Illustrative ARPU Development ARPU increases over time as IT workloads increase: Customers initially contract for space, connectivity and modest power reservation(1) As workloads increase, larger power reservation fees and cross-connects are required and energy consumption increases Revenue grows from space, cross-connects, power reservation and energy consumption over time As data centres fill with customers: Revenue mix initially tilted toward space As space becomes more fully utilised, revenue growth from power reservation and energy consumption can continue Power reservation is the fee for infrastructure power (cooling, power distribution, etc.). Customer ARPU Development Data Centre Recurring Revenue Development Power Reservation & Energy Consumption Cross-Connects Space Installed Revenue Develops Over Time as Power Reservation and Energy Consumption Increase

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Historical Financial Results

€ in millions (except as noted)	2015				2016				2017		2015	2016
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	FY	FY
Recurring revenue	87.1	90.3	92.8	95.1	97.2	99.3	100.0	103.4	108.3	113.4	365.2	400.0
Non-recurring revenue	5.4	5.2	5.2	5.6	4.8	4.7	5.3	7.1	5.7	7.4	21.4	21.8
Total revenue	**92.5**	**95.4**	**98.0**	**100.7**	**102.0**	**104.0**	**105.3**	**110.5**	**113.9**	**120.8**	**386.6**	**421.8**
Gross profit	**56.2**	**57.8**	**59.5**	**61.4**	**62.9**	**64.4**	**64.5**	**67.5**	**69.9**	**72.9**	**234.9**	**259.2**
Gross profit margin	*60.8%*	*60.5%*	*60.7%*	*61.1%*	*61.6%*	*61.9%*	*61.3%*	*61.1%*	*61.3%*	*60.3%*	*60.8%*	*61.5%*
Adj EBITDA	**40.6**	**42.0**	**43.7**	**44.9**	**45.9**	**47.3**	**48.3**	**49.3**	**51.3**	**54.3**	**171.3**	**190.9**
Adj EBITDA margin	*43.9%*	*44.0%*	*44.6%*	*44.6%*	*45.0%*	*45.5%*	*45.9%*	*44.6%*	*45.1%*	*45.0%*	*44.3%*	*45.3%*
Net profit / (loss)	**4.4**[1]	**21.6**[1]	**10.4**[1][2]	**12.1**[1]	**10.2**[1]	**9.2**[1]	**10.5**[1][2]	**10.0**[1]	**10.8**[1]	**10.3**[1]	**48.6**[1][2]	**39.9**[1][2]
CapEx paid	**67.6**	**47.8**	**35.3**	**42.0**	**50.0**	**62.6**	**64.5**	**73.8**	**54.8**	**56.4**	**192.6**	**250.9**
Expansion / upgrade	64.2	44.3	30.4	36.9	45.3	56.3	58.8	68.2	49.0	46.0	175.7	228.8
Maintenance & other	1.1	2.6	3.0	3.6	2.1	4.4	2.2	4.5	4.0	7.4	10.4	13.2
Intangibles	2.3	0.9	1.9	1.5	2.6	1.9	3.5	1.0	1.8	3.0	6.5	8.9
Cash generated from operations	**34.2**[1]	**54.1**[1]	**43.0**[1]	**38.1**[1]	**50.4**[1]	**39.3**[1]	**43.5**[1]	**50.2**[1]	**63.0**[1]	**40.6**[1]	**169.4**[1]	**183.4**[1]
Gross PP&E	**1,308.8**	**1,350.2**	**1,375.6**	**1,418.7**	**1,457.2**	**1,541.2**	**1,579.7**	**1,651.1**	**1.728.5**	**1,778.3**	**1,418.7**	**1,651.1**
Gross intangible assets	**30.5**	**33.6**	**35.1**	**34.6**	**36.5**	**38.1**	**43.2**	**42.3**	**113.3**	**114.8**	**34.6**	**42.3**
Gross Goodwill	–	–	–	–	–	–	–	–	**40.2**	**39.4**	–	–
LTM Cash ROGIC	**12%**	**12%**	**12%**	**12%**	**12%**	**11%**	**12%**	**11%**	**11%**	**11%**	**12%**	**11%**

Note: Figures rounded to nearest net € 0.1 Million. Totals may not add due to rounding.

(1) Includes €6.9 million, €3.9 million, €0.5 million, €0.6 million, €0.2 million, €0.5 million, €0.9 million, €0.8 million, €0.8 million and €0.6 million of M&A transaction cost in 1Q15, 2Q15, 3Q15, 4Q15, 1Q16, 2Q16, 3Q16, 4Q16, 1Q17 and Q217, respectively; also includes € 20.9 million M&A transaction break fee income in 2Q15.

(2) Includes gain on sale of financial asset.

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Historical Segment Financial Results

€ in millions (except as noted)	2015				2016				2017		2015	2016
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	FY	FY
Big 4												
Recurring revenue	55.0	57.3	59.5	60.9	62.3	63.8	63.8	66.2	70.0	74.2	232.6	256.0
Non-recurring revenue	3.6	3.0	3.8	3.9	3.3	2.6	3.1	4.8	3.4	4.7	14.3	13.8
Total revenue	**58.6**	**60.3**	**63.2**	**64.8**	**65.5**	**66.4**	**66.9**	**71.0**	73.4	78.9	**246.9**	**269.8**
Gross profit margin	*62.0%*	*62.6%*	*62.3%*	*62.0%*	*62.4%*	*63.4%*	*62.6%*	*62.0%*	61.9%	62.0%	*62.2%*	*62.6%*
Adj EBITDA	**31.4**	**33.2**	**34.9**	**34.8**	**36.2**	**37.0**	**36.8**	**38.2**	40.2	43.1	**134.3**	**148.2**
Adj EBITDA margin	*53.5%*	*55.1%*	*55.2%*	*53.7%*	*55.2%*	*55.8%*	*55.0%*	*53.9%*	54.7%	54.7%	*54.4%*	*54.9%*
Rest of Europe												
Recurring revenue	32.1	33.0	33.3	34.2	35.0	35.6	36.2	37.3	38.3	39.2	132.6	144.0
Non-recurring revenue	1.8	2.2	1.5	1.7	1.5	2.1	2.2	2.2	2.3	2.7	7.1	8.1
Total revenue	**33.9**	**35.1**	**34.8**	**35.9**	**36.5**	**37.6**	**38.4**	**39.5**	40.6	42.0	**139.6**	**152.0**
Gross profit margin	*64.6%*	*63.6%*	*64.3%*	*65.9%*	*66.9%*	*65.8%*	*65.2%*	*64.3%*	66.8%	65.2%	*64.6%*	*65.9%*
Adj EBITDA	**19.0**	**19.3**	**19.8**	**20.8**	**21.5**	**21.6**	**22.4**	**22.7**	23.7	24.0	**78.9**	**88.2**
Adj EBITDA margin	*56.0%*	*55.1%*	*56.9%*	*57.9%*	*59.0%*	*57.3%*	*58.3%*	*57.5%*	58.3%	57.3%	*56.5%*	*58.0%*
Corporate & Other												
Adj EBITDA	**(9.7)**	**(10.6)**	**(11.0)**	**(10.7)**	**(11.8)**	**(11.2)**	**(10.8)**	**(11.7)**	(12.5)	(12.8)	**(41.9)**	**(45.5)**

Note: Figures rounded to nearest net € 0.1 Million. Totals may not add due to rounding.

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Historical Operating Metrics(1) Excludes acquisition of Interxion Science Park except for “Data centres in operation”. All figures at the end of the period, except as noted. Maximum equippable customer power includes the announced maximum equippable customer power from current and announced data centres as at the date of each quarter’s respective report. Utilisation as at the end of the reporting period. Operating Metrics (excluding “Data centres in operation”) excludes impact from Interxion Science Park. Space figures in square metres(2) Recurring ARPU in € Customer Available Power in MW(2) 2015 2016 2017 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q(4) 2Q(4) Equipped space 94,800 98,300 100,200 101,200 101,600 104,200 107,800 110,800 114,100 117,000 Equipped space added 1,300 3,500 1,900 1,000 400 2,600 3,600 3,000 3,300 2,900 Revenue generating space 74,000 77,100 78,000 79,100 80,400 81,600 84,100 87,200 89,800 95,000 RGS added 3,000 3,100 900 1,100 1,300 1,200 2,500 3,100 2,600 5,200 Recurring ARPU 400 398 399 403 406 409 402 403 405 403 Utilisation (%)(3) 78% 78% 78% 78% 79% 78% 78% 79% 79% 81% Equipped customer power 109 114 116 118 120 123 129 131 136 142 Maximum equippable customer power 153 154 177 179 178 178 187 187 195 203 Data centres in operation 39 40 40 41 41 42 42 44 45 45

Scheduled Equipped Space Additions(1) Excludes acquisition of Interxion Science Park. Figures rounded to nearest net 100 sqm for each country unless otherwise noted. Totals may not add due to rounding. Future expansion additions based on announced schedule, which is subject to change; additions scheduled for the first half of the year are noted in the second quarter and additions scheduled for the second half of the year are noted in the fourth quarter. AMS2 exited in 1Q16. Space figures in square metres(2) 2015 2016 2017E(3) 2018E(3) 2019E 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3QE 4QE 1QE 2QE 3QE 4QE FYE Big 4 France  ‒ ‒ 900 ‒ ‒ ‒ 800 500 1,600 1,500 ‒ ‒ 900 ‒ 1,800 ‒ ‒ Germany  ‒  400 100 600 1,200 1,800 2,400 ‒ ‒ ‒ ‒ 3,500 ‒ 2,400 ‒ 2,300 2,500 Netherlands(4)  700 1,300 ‒ ‒ (700) ‒ ‒ 1,500 1,300 ‒ ‒ ‒ ‒ ‒ ‒ ‒ UK  ‒ ‒ 100 ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ 1,800 ‒ ‒ Subtotal 700 1,700 1,100 600 400 1,800 3,200 2,000 3,000 1,500 ‒ 3,500 900 2,400 3,600 2,300 2,500 Rest of Europe Austria  600 600 ‒ 300 ‒ ‒ 300 ‒ ‒ 1,100 ‒ 300 ‒ 700 600 ‒ ‒ Belgium ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ Denmark ‒ ‒ ‒ ‒ ‒ 500 ‒ ‒ 300 300 ‒ ‒ ‒ ‒ ‒ ‒ ‒ Ireland ‒ ‒ ‒ ‒ ‒ ‒ ‒ 1,200 ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ Spain ‒ ‒ 800 ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ Sweden ‒ 1,100 ‒ ‒ ‒ 200 ‒ ‒ 100 ‒ 500 ‒ ‒ ‒ ‒ ‒ ‒ Switzerland ‒ 100 ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ 400 ‒ ‒ ‒ ‒ ‒ ‒ Subtotal 600 1,800 800 300 ‒ 700 300 1,200 400 1,400 900 300 ‒ 700 600 ‒ ‒ Total additional equipped space 1,300 3,500 1,900 1,000 400 2,600 3,600 3,000 3,300 2,900 900 3,800 900 3,100 4,200 2,300 2,500 10,900 Sqm in 2017E 9,600 Sqm in 2016 7,700Sqm in 2015 10,400 Sqm in 2018E

interxion

Space Analysis by Country[1]

Space figures in square metres	Data Centres in Operation / under Construction	Maximum Equippable Space in Country[2] (incl DC's under construction)	Equipped Space in Country	Equipped Space Under Construction in Country[3]	Unequipped Space Available for Development
Big 4					
France	8	28,500	23,300	0	5,200
Germany	14	30,200	24,200	5,900	100
Netherlands[4]	7	27,900	22,700	0	5,200
UK	3	8,700	6,900	1,800	0
Subtotal	**32**	**95,300**	**77,100**	**7,700**	**10,500**
Rest of Europe					
Austria	2	11,300	9,000	0	2,300
Belgium	1	5,100	5,000	0	100
Denmark	2	5,400	4,900	0	500
Ireland	3	5,800	4,600	0	1,200
Spain	2	5,700	5,700	0	0
Sweden	5	7,300	4,900	500	1,800
Switzerland	1	7,100	5,800	400	900
Subtotal	**16**	**47,600**	**39,900**	**900**	**6,800**
Total	**48**	**142,800**	**117,000**	**8,600**	**17,200**

Note: Figures rounded to nearest net 100 sqm for each country unless otherwise noted. Totals may not add due to rounding. As of 30 June 2017. Expansions announced after the end of the quarter are excluded.
(1) Excludes acquisition of Interxion Science Park
(2) Maximum Equippable Space (incl DC's under construction) = Equipped Space + Under Construction Space + Unequipped Space.
(3) Future expansion additions based on announced schedule, which is subject to change; excludes expansions announced after the end of the period.
(4) Includes sites on owned and available land, under lease agreement, and options.

26

interxion

Pan-European Data Centre Portfolio[1]

	Location	Owned / Leased	Build Out Status[2]	Maximum Equippable Space (sqm)[3][4]	Location	Owned / Leased	Build Out Status[2]	Maximum Equippable Space (sqm)[3][4]
Big 4	**France**				**Netherlands**			
	MRS1	Owned	Expanding	6,400	AMS1	Leased	Fully	600
	PAR1	Leased	Fully	1,400	AMS3	Owned	Fully	3,000
	PAR2	Leased	Fully	2,900	AMS4	Leased	Fully	NM [6]
	PAR3	Owned	Fully	1,900	AMS5	Leased	Fully	4,300
	PAR4	Leased	Fully	1,300	AMS6	Owned	Fully	4,400
	PAR5	Owned	Fully	4,000	AMS7	Finance Lease[5]	Fully	7,600
	PAR6	Leased	Fully	1,300	AMS8	Finance Lease	Expanding	7,900
	PAR7	Finance Lease [5]	Expanding	9,300	**UK**			
					LON1	Leased	Fully	5,400
					LON2	Leased	Fully	1,500
					LON3	Leased	Under Construction	1,800
	Germany							
	DUS1	Leased	Fully	3,300	FRA6	Leased	Fully	2,200
	DUS2	Leased	Expanding	1,200	FRA7	Leased	Fully	1,500
	FRA1	Leased	Fully	500	FRA8	Owned	Fully	3,700
	FRA2	Leased	Fully	1,100	FRA9	Leased	Fully	800
	FRA3	Leased	Fully	2,200	FRA10	Owned	Expanding	4,800
	FRA4	Leased	Fully	1,400	FRA11	Owned	Under Construction	4,800
	FRA5	Leased	Fully	1,700	FRA12	Leased	Under Construction	1,100
ROE	**Austria**				**Spain**			
	VIE1	Owned	Fully	4,700	MAD1	Leased	Fully	4,000
	VIE2	Owned	Expanding	6,500	MAD2	Leased	Fully	1,700
	Belgium				**Sweden**			
	BRU1	Owned	Fully	5,100	STO1	Leased	Fully	1,900
	Denmark				STO2	Leased	Expanding	1,200
	CPH1	Leased	Fully	3,700	STO3	Leased	Fully	900
	CPH2	Owned	Expanding	1,600	STO4	Leased	Fully	1,100
					STO5	Leased	Under Construction	2,200
	Ireland				**Switzerland**			
	DUB1	Leased	Fully	1,100	ZUR1	Leased	Expanding	7,100
	DUB2	Leased	Fully	2,300				
	DUB3	Owned	Expanding	2,300				
Total								**142,800**

Totals:	#	sqm	%
Owned	13	53,400	37%
Finance Lease	3	24,800	17%
Operating Lease	32	64,700	45%
Total	**48**	**142,800**	**100%**

Note: Totals may not add due to rounding.
(1) Excludes Interxion Science Park.
(2) Built Out Status as at 1 January 2016, consistent with slide 14
(3) Maximum equippable space as at 30 June 2017.
(4) Not included in Maximum Equippable Space, Interxion owns or leases land for data centre development in Copenhagen, Dublin, Frankfurt, Madrid, Marseille and Paris.
(5) Purchase options have been exercised, though not yet closed.
(6) Maximum equippable space for AMS4 is included in the maximum equippable space of AMS1.

27

interxion

Adjusted Net Income Reconciliation

Reconciliation to Adjusted net income

€ in millions (except as noted)	2015				2016				2017		2015	2016
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	FY	FY
Net income – as reported	**4.4**	**21.6**	**10.4**	**12.1**	**10.2**	**9.2**	**10.5**	**10.0**	**10.8**	**10.3**	**48.6**	**39.9**
Add back												
+ Refinancing charges	–	–	–	–	–	–	–	–	–	–	–	–
+ M&A transaction costs	6.9	3.9	0.5	0.6	0.2	0.5	0.9	0.8	0.8	0.6	11.8	2.4
	6.9	3.9	0.5	0.6	0.2	0.5	0.9	0.8	0.8	0.6	11.8	2.4
Reverse												
– M&A transaction break fee income	–	(20.9)	–	–	–	–	–	–	–	–	(20.9)	–
– Profit on sale of financial asset	–	–	(2.3)	–	–	–	(0.3)	–	–	–	(2.3)	(0.3)
– Adjustment for onerous leases	(0.1)	–	(0.1)	–	–	–	–	–	–	–	(0.2)	–
– Increase/(decrease) of finance lease obligation	–	–	–	–	–	–	(1.4)	–	–	–	–	(1.4)
– Increase/(decrease) in provision for site restoration	–	–	–	–	–	–	–	(0.2)	–	–	–	(0.2)
– Deferred tax asset adjustment	–	–	–	–	–	–	–	(0.8)	–	–	–	(0.8)
– Interest capitalised	(0.9)	(0.7)	(0.4)	(0.6)	(0.5)	(0.7)	(1.3)	(0.9)	(0.9)	(0.9)	(2.6)	(3.4)
	(1.0)	(21.6)	(2.8)	(0.6)	(0.5)	(0.7)	(3.0)	(2.0)	(0.9)	(0.9)	(26.0)	(6.1)
Tax effect of above add backs & reversals	(1.4)	4.4	0.6	0.0	0.1	0.1	0.2	0.1	0.0	0.0	3.5	0.4
Adjusted net income	**8.9**	**8.3**	**8.7**	**12.1**	**10.0**	**9.0**	**8.6**	**9.0**	**10.7**	**10.1**	**37.9**	**36.6**
Reported Basic EPS (€)	0.06	0.31	0.15	0.17	0.15	0.13	0.15	0.14	0.15	0.15	0.70	0.57
Reported Diluted EPS (€)	0.06	0.31	0.15	0.17	0.14	0.13	0.15	0.14	0.15	0.14	0.69	0.56
Adjusted Basic EPS (€)	0.13	0.12	0.12	0.17	0.14	0.13	0.12	0.13	0.15	0.14	0.55	0.52
Adjusted Diluted EPS (€)	0.13	0.12	0.12	0.17	0.14	0.13	0.12	0.13	0.15	0.14	0.54	0.51

Note: Figures rounded to nearest net € 0.1 million. Totals may not add due to rounding.

28

Non-IFRS Reconciliation Note: Figures rounded to nearest net € 0.1 million. Totals may not add due to rounding. (1) Includes € 31.0 million in one time charges related to debt refinancing. € in millions (except as noted) 2010 2011 2012 2013 2014 2015 2016 2017 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q Net income (4.7) 4.0 5.9 9.5 2.8 5.2 6.9 10.6 8.7 8.7 8.6 5.6 7.0 6.6 (16.5)(1) 9.8 10.4 8.3 9.0 7.4 4.4 21.6 10.4 12.1 10.2 9.2 10.5 10.0 10.8 10.3 Income tax expense / (benefit) 1.2 2.9 1.6 (3.2) 2.3 2.3 3.2 1.9 3.9 4.1 4.3 3.5 3.4 3.1 (4.1) 3.7 4.2 3.9 3.9 3.5 2.4 8.2 4.7 2.6 4.7 4.2 4.5 3.0 3.3 3.7 Profit / (loss) before taxation (3.5) 6.9 7.5 6.3 5.1 7.5 10.1 12.6 12.6 12.9 12.8 9.1 10.3 9.7 (20.6) 13.4 14.6 12.2 12.8 10.8 6.8 29.8 15.2 14.7 14.9 13.4 15.0 13.1 14.1 14.1 Net finance expense 13.5 4.8 5.1 6.1 6.6 6.0 5.3 5.0 4.4 3.9 3.8 5.7 6.5 7.3 38.1(1) 5.6 5.4 7.5 7.0 8.0 6.6 7.9 6.4 8.1 8.0 10.2 8.6 9.5 10.3 10.9 Operating profit 10.0 11.7 12.6 12.4 11.7 13.5 15.3 17.5 17.1 16.7 16.6 14.8 16.8 17.1 17.5 19.0 20.0 19.7 19.8 18.8 13.4 37.7 21.6 22.8 22.9 23.5 23.6 22.6 24.4 25.0 Depreciation, amortisation and impairments 7.2 7.5 7.8 8.6 8.5 9.6 9.1 8.4 9.7 10.2 11.0 13.1 14.0 14.9 15.2 13.5 14.0 14.9 16.0 17.3 18.2 19.6 20.3 20.2 21.5 22.0 22.1 24.2 24.2 27.2 EBITDA 17.2 19.2 20.4 21.0 20.3 23.1 24.4 25.9 26.7 27.0 27.6 27.8 30.8 32.0 32.7 32.5 34.0 34.6 35.9 36.2 31.6 57.3 41.8 43.0 44.4 45.6 45.7 46.8 48.6 52.2 Share-based payments 0.3 0.4 0.4 0.6 0.3 0.3 0.7 1.3 0.7 0.9 1.2 2.6 1.0 0.8 1.1 1.3 0.6 2.1 1.5 2.3 2.2 1.8 1.7 1.5 1.4 1.3 1.8 1.8 2.0 1.6 Increase/(decrease) in provision for onerous lease contracts 0.1 0.1 0.1 (0.1) 0.0 ‒ ‒ ‒ ‒ ‒ ‒ 0.8 ‒ ‒ ‒ ‒ ‒ (0.8) ‒ ‒ (0.1) ‒ (0.1) ‒ ‒ ‒ ‒ ‒ ‒ ‒ IPO transaction costs ‒ ‒ ‒ ‒ 1.7 ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ M&A transaction break fee income ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ (20.9) ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ M&A transaction costs ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ 0.3 6.9 3.9 0.5 0.6 0.2 0.5 0.9 0.8 0.8 0.6 Income from sub-leases on unused data centre sites (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.0) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.0) (0.0) 0.0 (0.0) 0.0 Increase/(decrease) in provision for site restoration ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ (0.2) ‒ ‒ Adjusted EBITDA 17.4 19.6 20.8 21.4 22.2 23.3 25.0 27.1 27.3 27.8 28.7 31.2 31.7 32.7 33.7 33.8 34.5 35.9 37.3 38.7 40.6 42.0 43.7 44.9 45.9 47.3 48.3 49.3 51.3 54.3 Reconciliation to Adjusted EBITDA

interxion

Non-IFRS Reconciliation

Reconciliation to Segment Adjusted EBITDA

€ in millions	2015				2016				2017	
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
BIG 4										
Operating profit	**19.5**	**20.3**	**21.7**	**21.7**	**21.7**	**22.4**	**21.9**	**21.6**	**24.0**	**24.8**
Depreciation, amortisation and impairments	11.7	12.5	13.1	13.0	14.3	14.5	14.8	16.5	15.9	18.1
EBITDA	**31.2**	**32.9**	**34.8**	**34.7**	**36.0**	**36.9**	**36.7**	**38.1**	**39.9**	**42.9**
Share-based payments	0.3	0.5	0.4	0.2	0.3	0.1	0.1	0.3	0.3	0.2
Increase/(decrease) in provision for onerous lease contracts	(0.1)	–	(0.1)	–	–	–	–	–	–	–
Income from sub-leases on unused data centre sites	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.0)	(0.0)	0.0	(0.0)	0.0
Increase/(decrease) in provision for site restoration	–	–	–	–	–	–	–	(0.2)	–	–
Adjusted EBITDA	**31.4**	**33.2**	**34.9**	**34.8**	**36.2**	**37.0**	**36.8**	**38.2**	**40.2**	**43.1**
ROE										
Operating profit	**13.3**	**13.2**	**13.5**	**14.4**	**15.3**	**15.1**	**16.0**	**16.1**	**16.7**	**16.4**
Depreciation, amortisation and impairments	5.4	5.9	6.1	6.2	6.1	6.4	6.3	6.6	7.0	7.4
EBITDA	**18.8**	**19.1**	**19.6**	**20.6**	**21.4**	**21.5**	**22.3**	**22.6**	**23.7**	**23.8**
Share-based payments	0.2	0.2	0.2	0.2	0.1	0.1	0.1	0.1	(0.0)	0.2
Adjusted EBITDA	**19.0**	**19.3**	**19.8**	**20.8**	**21.5**	**21.6**	**22.4**	**22.7**	**23.7**	**24.0**
CORPORATE & OTHER										
Operating profit/(loss)	**(19.4)**	**4.2**	**(13.6)**	**(13.3)**	**(14.1)**	**(13.9)**	**(14.3)**	**(15.1)**	**(16.3)**	**(16.2)**
Depreciation, amortisation and impairments	1.1	1.1	1.1	1.0	1.0	1.1	1.0	1.2	1.3	1.7
EBITDA	**(18.3)**	**5.3**	**(12.5)**	**(12.3)**	**(13.0)**	**(12.8)**	**(13.3)**	**(13.9)**	**(15.0)**	**(14.5)**
Share-based payments	1.7	1.1	1.1	1.1	1.0	1.1	1.6	1.4	1.7	1.1
M&A transaction costs	6.9	3.9	0.5	0.6	0.2	0.5	0.9	0.8	0.8	0.6
M&A transaction break fee income	–	(20.9)	–	–	–	–	–	–	–	–
Adjusted EBITDA	**(9.7)**	**(10.6)**	**(11.0)**	**(10.7)**	**(11.8)**	**(11.2)**	**(10.8)**	**(11.7)**	**(12.5)**	**(12.8)**

Note: Figures rounded to nearest net € 0.1 million. Totals may not add due to rounding.

30

Adjusted EBITDA and EBITDA: EBITDA is defined as net profit plus income tax expense, net finance expense, depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted for share-based payments, income or expense related to the evaluation and execution of potential mergers or acquisitions and adjustments related to terminated and unused data centre sites. In certain circumstances, we may also adjust for gains or losses that management believes are not representative of our current ongoing performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses (e.g., Dutch crisis wage tax, IPO transaction costs) Adjusted diluted earnings per share: Adjusted diluted earnings per share amounts are determined on adjusted net profit Adjusted net profit: We define adjusted net profit as net profit adjusted to exclude income or expense related to the evaluation and execution of potential mergers or acquisitions, adjustments to provisions which are not reflective of our ongoing performance, and adjustments related to capitalised interest. In certain circumstances, we may also adjust for gains or losses that management believes are not representative of our current ongoing performance. Examples of this would include: adjusting for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses (e.g., Dutch crisis wage tax, IPO transaction costs) Big 4: France, Germany, the Netherlands and the UK CAGR: Compound Annual Growth Rate Capital expenditures including intangible assets: Represent payments to acquire property, plant & equipment and intangible assets as recorded on our consolidated statement of cash flows as "Purchase of property, plant and equipment" and "Purchase of intangible assets”, respectively. Investments in intangibles assets include power grid rights and software development Cash ROGIC: Cash Return on Gross Invested Capital (Cash ROGIC) defined as (Adjusted EBITDA less maintenance and other capex) divided by {Average of opening and closing (gross PP&E plus gross intangible assets plus gross goodwill)} Constant Currency: Measurements of the given metric that eliminate the effects of foreign currency rate fluctuations. To calculate this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the comparative period rather than the actual exchange rates in effect during the respective periods.  Corporate and Other: Unallocated items comprised of mainly general and administrative expenses, assets and liabilities associated with our headquarters operations, provisions for onerous contracts (relating to the discounted amount of future losses expected to be incurred in respect of unused data centre sites over the term of the relevant leases) and revenue and expenses related to those onerous contracts, loans and borrowings and related expenses and income tax assets and liabilities CDNs: Content Distribution Networks Churn: Contracted Monthly Recurring Revenue which came to an end during the month as a percentage of the total contracted Monthly Recurring Revenue at the beginning of the month Definitions

Customer Available Power: The current installed electrical customer capacity Equipped Space: The amount of data centre space that, on the relevant date, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure. IAAS: Infrastructure as a Service LTM: Last Twelve Months ended 30 June 2017, unless otherwise noted MW: Megawatts Organic Constant Currency: Measurements of the given metric that eliminate the effects of foreign currency rate fluctuations and the impact of acquisitions. PAAS: Platform as a Service SAAS: Software as a Service SQM: Square metres Recurring ARPU: Monthly recurring revenue per square metre calculated as {reported recurring revenue in the quarter divided by 3} divided by {sum of prior and current quarter end reported revenue generating space divided by 2} Recurring Revenue: Revenue incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites. Rest of Europe / ROE: Austria, Belgium, Denmark, Ireland, Spain, Sweden, and Switzerland Revenue Generating Space: the amount of Equipped Space that is under contract and billed on the relevant date Utilisation Rate: on the relevant date, Revenue Generating Space as a percentage of Equipped Space. Some Equipped Space is not fully utilised due to customers' specific requirements regarding the layout of their equipment. In practice, therefore, Utilisation Rate does not reach 100% YTM: Yield to maturity Definitions (cont.)